Exhibit (a)(1)(D)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of FS KKR Capital Corp. The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (and no tenders will be accepted from or on behalf of) holders of shares of FS KKR Capital Corp. common stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. The Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of shares of FS KKR Capital Corp. common stock in any such jurisdiction in compliance with such applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such state to be designated by the Purchaser.
Offer to Purchase for Cash
Up to $150,000,000 in Aggregate Amount of Shares of Common Stock of
FS KKR Capital Corp.
at
$11.00 per Share
by
KKR Alternative Assets L.P.
KKR Alternative Assets Limited
KKR Alternative Assets L.P., a Delaware limited partnership (the “Purchaser”), is offering to purchase up to $150,000,000 in aggregate amount of shares of common stock, par value $0.001 per share (the “Shares”), of FS KKR Capital Corp., a Maryland corporation (the “Company”), at a price equal to $11.00 per Share (the “Purchase Price”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JUNE 9, 2026, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).
The Shares are currently listed and traded on The New York Stock Exchange (“NYSE”) under the symbol “FSK.” On May 8, 2026 the closing price of the Shares on the NYSE was $10.84 per Share. Stockholders are urged to obtain current market quotations for the Shares before deciding whether to tender their Shares. The Company’s net asset value per Share is determined on no less than a quarterly basis (or at such other times as the Company’s board of directors (the “Company Board”) may determine), based on the valuation of the Company’s portfolio investments at fair value as determined in good faith pursuant to the valuation policy of FS/KKR Advisor, LLC (the “Adviser”), a Delaware limited liability company, which serves as the investment adviser to the Company. The Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and is jointly operated by KKR Credit Advisors (US) LLC and FSJV Holdco, LLC, an affiliate of Franklin Square Holdings L.P. (which does business as Future Standard, formerly FS Investments). The net asset value per Share at March 31, 2026 (the last date prior to the commencement of the Offer for which the Company reported net asset value) was $18.83. Stockholders can find additional net asset values for the Shares at www.fskkrcapitalcorp.com (the “Company’s website”). The contents of the Company’s website are not intended to be incorporated by reference into this communication, and any references to the Company’s website herein are intended to be inactive textual references only.
The Company Board is supportive of the commencement of the Offer, but in consideration of its duties to all Company stockholders, the Company Board has determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer. The Company Board has determined that the decision of stockholders regarding whether or not to tender their Shares in the Offer is a personal investment decision based upon each individual stockholder’s particular circumstances. The Company Board urges each stockholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Purchase Price in light of the Company’s net asset value per Share, the stockholder’s own investment objectives, the stockholder’s views as to the Company’s prospects and outlook, the factors considered by the Company Board, as described in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) and which will be furnished by the Company to its stockholders in connection with the Offer, and any other factors that the stockholder deems relevant to its investment.
The Offer is being made for the purpose of providing support to the Company. The Purchaser does not seek control of the Company nor seek to change the management or operations of the Company.
The Offer is being made to all Company stockholders and is not conditioned on any minimum amount of Shares being tendered. There is no financing condition to the Offer. The Offer, however, is subject to certain other conditions, including the expiration or termination of any waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer and, to the extent applicable, obtaining all clearances and authorizations required by the antitrust laws of any other jurisdiction.
The Purchaser will accept for payment and pay for all Shares validly tendered in accordance with the procedures set forth in the Offer to Purchase and not properly withdrawn prior to the Expiration Date in accordance with the procedures set forth in the Offer to Purchase, up to a maximum amount of $150,000,000 in aggregate amount of Shares at the Purchase Price. The term “Expiration Date” means 11:59 P.M., New York City time, on June 9, 2026 (such time and date at which the Offer will expire, the “Expiration Date”) unless the Purchaser has extended the period of the Offer, in which event the term “Expiration Date” means the latest time and date at which the period of the Offer, as so extended by the Purchaser, will expire. Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, the Purchaser will be required to accept for payment and pay for any Shares validly tendered and not properly withdrawn. The Purchaser will extend the Offer for the minimum period required by applicable law or as may be necessary to resolve any comments of the SEC or its staff, in each case, as applicable to the Offer or any of the offer documents. If the Purchaser extends the Offer, it will inform SS&C GIDS, Inc., the Company’s transfer agent and Kroll Issuer Services US, the paying agent and depositary for the Offer (the “Depositary”), of that fact and will make a public announcement of the extension no later than 9:00 A.M., New York City time, on the business day after the day on which the Offer was previously scheduled to expire, in accordance with the public announcement requirements of the applicable Securities Exchange Act of 1934, as amended (the “Exchange Act”) rules. During any extension of the Offer period, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to any withdrawal rights.
Registered stockholders wishing to tender their Shares are directed to submit an E-Form in lieu of a Letter of Transmittal, located at: https://deals.is.kroll.com/KKR.
If more than $150,000,000 in aggregate amount of Shares are validly tendered to the Purchaser, in accordance with the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, before the Expiration Date and not properly withdrawn, the Purchaser will accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares; provided that the Purchaser reserves the right in its sole discretion to purchase additional Shares representing up to 2.0% of the Company’s outstanding Shares without amending or extending the Offer as permitted by Rule 14e-1(b) under the Exchange Act. There will not be a subsequent offering period.
No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased. If a holder wishes to tender all or any portion of its Shares to the Purchaser in the Offer, it should either (i) properly complete and sign the Letter of Transmittal and deliver it and any other required documents, in accordance with the instructions included in the Letter of Transmittal to the Depositary in connection with the Offer, prior to 11:59 P.M., New York City time, on the Expiration Date or (ii) request that its broker, dealer, commercial bank, trust company or other nominee effect the tender for it prior to the Expiration Date. If a holder is delivering its Shares by book-entry transfer to an account maintained by the Depositary at The Depository Trust Company (“DTC”), it must use an Agent’s Message (as defined in the Offer to Purchase). If a holder holds Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, it must contact that institution in order to tender its Shares. Holders will not be obligated to pay brokerage fees or commissions or, subject to the instructions included in the Letter of Transmittal, transfer taxes on the purchase of its Shares by the Purchaser.
Shares validly tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date, and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after

July 9, 2026, which is the 40th business day from the date of the commencement of the Offer. For a withdrawal of previously tendered Shares to be effective, the Depositary must receive from the holder of the Shares a written (or photocopy transmission) notice of withdrawal at the email address set forth in the Offer to Purchase, and such notice must include such holder’s name and the number of Shares to be withdrawn as well as the name of the registered holder, if it is different from that of the person who tendered those Shares. If Shares have been tendered pursuant to the procedures for book-entry tender, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If a holder tendered its Shares through your broker, dealer, commercial bank, trust company or other nominee, it must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of the Shares. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Expiration Date.
All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Purchaser, in its sole discretion, and its determination shall be final and binding, subject to the right of stockholders to challenge any such determination in a court of competent jurisdiction.
The Purchaser reserves the right to reject any or all tenders (i) determined by it not to be in appropriate form or (ii) for which the acceptance of, or payment for, would, in the opinion of counsel for the Purchaser, be unlawful, subject to the right of stockholders to challenge any such determination in a court of competent jurisdiction. The Purchaser also reserves the right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular stockholder (including, without limitation, the conditions relating to the dates on which Shares must be tendered or withdrawn), and the Purchaser’s interpretation of the terms and conditions of the Offer will be final and binding, subject to the right of stockholders to challenge any such determination in a court of competent jurisdiction. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Purchaser shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Purchaser, the Company, the Company Board, the Adviser or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.
The Company has provided the Purchaser with its list of stockholders and with security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be disseminated to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.
If you are a “United States Holder” (as defined in the Offer to Purchase), your receipt of cash for Shares in the Offer will be a taxable transaction for U.S. federal income tax purposes. You will generally recognize gain or loss in an amount equal to the difference between (a) the cash you receive in the Offer and (b) your tax basis in the Shares you sell in the Offer. That gain or loss will be capital gain or loss if the Shares are capital assets in your hands, and will be long-term capital gain or loss if the Shares have been held for more than one year at the time of the exchange of your Shares for cash. Non-United States Holders (as defined in the Offer to Purchaser) are generally not subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer unless certain circumstances apply, as described further in the Offer to Purchase. You are urged to consult your own tax advisor as to the particular tax consequences of the Offer to you, including the tax consequences under state, local, foreign and other tax laws.
The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
Questions and requests for assistance may be directed to Kroll Issuer Services US, the information agent for the Offer (the “Information Agent”), at the address and telephone number set forth below. In addition, requests for additional copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at the Purchaser’s expense. Holders of Shares may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance.
Except as set forth in the Offer to Purchase, the Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by the Purchaser for customary dissemination and handling expenses incurred by them in forwarding the offering material to their customers. The Purchaser or one of its affiliates will pay or cause to be paid all stock transfer taxes, if any, on our purchase of Shares, except as otherwise provided in the instructions included in the Letter of Transmittal.
The Information Agent for the Offer is:

Kroll Issuer Services US

Website: https://deals.is.kroll.com/KKR
Email: KKR@is.kroll.com
Toll-free: (833) 486-0019
International: (332) 219-0103
May 12, 2026